EXHIBIT 99.39

CONSENT OF JAMES PURCHASE
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2022 of Equinox Gold Corp.

/s/ James Purchase
By: James Purchase, P. Geo

Dated: February 23, 2023

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